UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-24923

CONEXANT SYSTEMS, INC.

HOURLY EMPLOYEES’ SAVINGS PLAN
(Full title of the plan)

CONEXANT SYSTEMS, INC.
(Name of issuer of the securities held pursuant to the plan)

100 SCHULZ DRIVE
RED BANK, NEW JERSEY 07701
(Address of principal executive office)

CONEXANT SYSTEMS, INC.
HOURLY EMPLYEES’ SAVINGS PLAN

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
Statements of net assets available for benefits as of December 31, 2003 and 2002	4
Statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002	5
Notes to financial statements	6
SUPPLEMENTAL SCHEDULES:
Schedule of assets held for investment purposes as of December 31, 2003 and 2002	13
(Schedules, other than those listed above, are omitted because of the absence of conditions under which they are required.)
Signature	15
EXHIBIT 23
EXHIBIT 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Conexant Systems, Inc.
Hourly Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Hourly Employees’ Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2003 and 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
June 22, 2004

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments at fair value (Note 3):
Shares of mutual funds	$1,491,313	$1,482,289
Interest in collective trusts	489,036	345,770
Conexant common stock funds	345,887	112,686
Skyworks common stock fund	186,227	198,875
Mindspeed common stock fund	153,551
Participant loans receivable	59,383	143,276

Total investments	2,725,397	2,282,896
Contributions receivable—other	449	24
Cash	6,186	4,445

Total assets	2,732,032	2,287,365
OTHER LIABILITIES	58	11

NET ASSETS AVAILABLE FOR BENEFITS	$2,731,974	$2,287,354

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$716,198	$(1,127,238)
Interest and dividends	51,567	69,882

Total investment income (loss)	767,765	(1,057,356)

Contributions:
Participant		148,285
Employer		78,120

Total contributions		226,405

Total additions (reductions)—net	767,765	(830,951)

DEDUCTIONS:
Benefits paid and other distributions to participants	(323,058)	(604,646)
Administrative fees and other deductions	(87)	(59)

Total deductions	(323,145)	(604,705)

NET INCREASE (DECREASE)	444,620	(1,435,656)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	2,287,354	3,723,010

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$2,731,974	$2,287,354

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Hourly Employees’ Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On January 7, 2002, the Board of Directors of Conexant Systems, Inc. approved a resolution to change the Plan year-end to December 31, effective with the Plan year beginning October 1, 2001.

In March 2002, the Company and the Carlyle Group formed a new specialty foundry company named Jazz Semiconductor, Inc. (Jazz) in which the Company contributed its Newport Beach, California wafer fabrication operations and certain assets to Jazz in exchange for cash and a minority interest. In connection with this transaction, all hourly employees of the Company were transferred to Jazz.

Effective April 1, 2004, the Plan was merged with and into the Conexant Systems, Inc. Retirement Savings Plan and all undistributed account balances and liabilities (including outstanding loan balances) associated therewith were transferred to the Retirement Savings Plan.

General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers former union employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2003, the Plan had 201 vested and terminated participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the “Trust”) and Fidelity Management Trust Company. All of the Plan’s assets and the assets of the Conexant Systems, Inc. Retirement Savings Plan are kept in the Trust. As of December 31, 2003 and 2002, the Plan owned 2% and 3%, respectively, of the total net assets available for benefits in the Trust. Net assets of the Trust and plan-specific expenses are allocated to the Plan based on specific identification. Net investment income, gains and losses and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Contributions—Each year, participants may elect to contribute up to 15% of pre-tax/post-tax annual compensation, as defined in the Plan. There were no participant contributions during the calendar year ended December 31, 2003 due to the transfer of all eligible hourly participants to Jazz in 2002. For employees with 52 weeks of service, the Company matched 52% of employee contributions, up to $650 in the form of Conexant common stock for the calendar year ended December 31, 2002. The amount allocated each calendar year to any participant cannot exceed the lesser of $40,000 or 100% of a participant’s total compensation for the Plan year ended December 31, 2002. For purposes of this limitation, amounts allocated shall be comprised of Company matching contributions and the participant’s pre-tax and post-tax contributions. All Company contributions are directed to the Conexant Stock Fund A (not participant directed), which was established for company-matching contributions.

Benefit Distribution—Upon retirement, a participant’s account shall be distributed in either (a) a lump sum payment or (b) 10 or fewer annual payments, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (“IRS”). Participants who terminate employment prior to retirement and whose aggregate vested account value is less than $5,000, will receive the vested portion of their accounts in a lump-sum distribution. For aggregate vested accounts with a value greater than $5,000, the account may be kept in the Plan at the election of the participant.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions, an allocation of Plan earnings (losses) and an allocation of administrative expenses. Allocations of administrative expenses are equally allocated to all participants.

Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions, as follows:

As of December 31, 2003 and 2002, the Plan offered investment options in the following funds (percentages are approximate and descriptions are based on information extracted from the related prospectus):

Conexant Common Stock Fund B—Conexant Systems, Inc. common stock, cash and the proceeds and income on such cash and common stock. Such option became available to participants in August 2000.

Skyworks Common Stock Fund—Skyworks Solutions, Inc. common stock, cash and the proceeds and income on such cash and common stock. Such option became available to participants in June 2002.

Mindspeed Common Stock Fund—Mindspeed common stock, cash and the proceeds and income on such cash and common stock. Such option became available to participants in June 2003.

Franklin Small-Cap Growth Fund-A —Primarily invests in equity securities of companies with market capitalizations of less than $1.5 billion at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risk.

Fidelity Fund—Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. The fund invests in domestic and foreign issuers.

Fidelity Growth Company Fund—Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

Fidelity OTC Portfolio Fund—Normally invests primarily in common stocks. Normally invests at least 65% of its assets in securities principally traded on the over-the-counter (“OTC”) market, which has more small and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

Fidelity Equity-Income Fund—Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

Fidelity Emerging Markets Fund—Primary investment focus is stock of companies in emerging markets, with emphasis on countries with relatively low Gross National Products compared to the world’s major economies, but with potential for rapid growth.

Fidelity Low Price Stock Fund—Normally investing at least 80% of assets in low-priced stocks (those priced at or less than $35 per share), which can lead to investments in small and medium-sized companies.

Fidelity Diversified International Fund—Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

Fidelity Dividend Growth Fund—Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

Fidelity Mid-Cap Stock Fund—Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poors MidCap 400 (approximate capitalization of $110 million to $5 billion).

Fidelity Freedom Income Fund—20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds.

Fidelity Freedom 2000 Fund—25% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 32% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2010 Fund—45% in Fidelity stock mutual funds, 46% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2020 Fund—69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2030 Fund—82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Managed Income Portfolio (Stable Value) Fund—This is a collective trust which primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

Spartan U.S. Equity Index Fund—Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

Fidelity U.S. Bond Index Fund—Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

Vesting—Participant elective deferral contributions are fully vested at all times. Each participant who is an employee and has at least five years of vesting service, as defined in the Plan document, or has attained the age of 65, shall be fully vested in their Company contribution account.

Plan Termination—Effective April 1, 2004 the Plan was merged with and into the Conexant Systems, Inc. Retirement Savings Plan.

Forfeited Accounts—At December 31, 2003 and 2002, there were $0 and $1,547 forfeited nonvested accounts, respectively. These accounts may be used to reduce employer contributions. During the years ended December 31, 2003 and 2002, employer contributions were not reduced by any forfeited nonvested accounts.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through bi-weekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (5% at December 31, 2003). As of December 31, 2003 and 2002, delinquent participant loans were $33,389 and $46,169, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

Derivative Financial Instruments—Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and measure those at fair value. As of December 31, 2003 and 2002, the Plan had no derivative financial instruments.

3. INVESTMENTS

     The following is a summary of the investments held as of December 31:

	2003		2002
	Cost	Fair Value	Cost	Fair Value
Conexant Stock Fund A*	$102,566	$99,734	$135,019	$36,513
Conexant Stock Fund B	299,646	246,151	358,466	76,173
Skyworks Stock Fund	786,750	186,227	835,293	198,875
Mindspeed Stock Fund	70,878	153,551
Franklin Small-Cap Growth			3,505	2,244
Fidelity Fund	1,396	1,357	8,330	6,193
Fidelity Growth Company	35,215	25,233	42,219	23,955
Fidelity OTC Portfolio	10,089	10,259	13,006	9,396
Fidelity Equity Income			171,522	136,131
Fidelity Emerging Markets			21,309	16,463
Fidelity Low Price Stock Fund	16,787	17,825
Fidelity Diversified International	155,910	171,775	158,941	124,519
Fidelity Dividend Growth	343,607	333,357	426,942	337,672
Fidelity Mid-Cap Stock	271,907	244,344	301,005	203,196
Fidelity Freedom Income	9,458	9,373	9,335	8,733
Fidelity Freedom 2000	136,060	130,646	135,851	121,778
Fidelity Freedom 2010	76,936	73,297	88,508	73,935
Fidelity Freedom 2020	25,767	23,722	22,772	16,745
Fidelity Freedom 2030	50,159	44,031	49,811	34,452
Fidelity Managed Income Portfolio (stable value)	489,036	489,036	345,770	345,770
Spartan U.S. Equity Index	353,034	285,514	353,034	240,523
Fidelity U.S. Bond Index	119,883	120,583	119,883	126,354
Participant loans receivable (bearing interest between approximately 5.00% and 10.50%)	59,383	59,383	143,276	143,276

	$3,414,467	$2,725,397	$3,743,797	$2,282,896

*   Nonparticipant directed

The following table presents investments that represent 5% or more of the Plan’s net assets at fair value as of December 31:

	2003	2002
Conexant Stock Fund B	$246,151	$—
Skyworks Stock Fund	186,227	198,875
Mindspeed Stock Fund	153,551
Fidelity Equity Income		136,131
Fidelity Diversified International	171,775	124,519
Fidelity Dividend Growth	333,357	337,672
Fidelity Mid-Cap Stock	244,344	203,196
Fidelity Freedom 2000		121,778
Fidelity Managed Income Portfolio	489,036	345,770
Spartan U.S. Equity Index	285,514	240,523
Fidelity U.S. Bond Index		126,354
Participant loans receivable (bearing interest at approximately 8.75%)		143,276

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value for the years ended December 31, 2003 and 2002. A summary of the change in fair value of the investments is as follows as of December 31:

	2003	2002
Conexant Stock Fund A*	$71,802	$(344,303)
Conexant Stock Fund B	231,936	(485,200)
Skyworks Stock Fund	2,182	62,064
Mindspeed Stock Fund	111,186
Mutual Funds	299,092	(359,799)

	$716,198	$(1,127,238)

* Nonparticipant-directed

4. INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated June 5, 2000, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe than the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6. NONPARTICIPANT-DIRECTED INVESTMENTS

As employer contributions are in the form of Conexant common stock, and such investments cannot be transferred to other funds, except as described in Note 1, these investments are considered nonparticipant-directed investments.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows as of December 31:

	2003	2002
Net assets—Conexant Stock Fund A	$99,734	$36,513

Changes in net assets:
Employer contributions	$—	$78,120
Net appreciation (depreciation) in fair value of investments	71,802	(344,303)
Benefits paid to participants	(8,581)	(21,509)

Net change	63,221	(287,692)
Conexant Stock Fund A—Beginning of period	36,513	324,205

Conexant Stock Fund A—End of period	$99,734	$36,513

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $87 and $59 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 56,878 and 57,711 shares of common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of $402,212 and $493,485, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded no dividend income related to the Conexant Systems, Inc. common stock.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of	Including Maturity Date,
	Issue, Borrower,	Rate of Interest,
	Lessor or	Collateral, Par		Fair
	Similar Party	or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A^	$102,566	$99,734
*	Fidelity Investments	Conexant Stock Fund B	299,646	246,152
*	Fidelity Investments	Skyworks Stock Fund	786,750	186,227
*	Fidelity Investments	Mindspeed Stock Fund	70,878	153,551
*	Fidelity Investments	Fidelity Fund	1,396	1,357
*	Fidelity Investments	Fidelity Growth Company	35,215	25,233
*	Fidelity Investments	Fidelity OTC Portfolio	10,089	10,259
*	Fidelity Investments	Fidelity Low Price Stock Fund	16,787	17,825
*	Fidelity Investments	Fidelity Diversified International	155,910	171,775
*	Fidelity Investments	Fidelity Dividend Growth	343,607	333,357
*	Fidelity Investments	Fidelity Mid-Cap Stock	271,907	244,344
*	Fidelity Investments	Fidelity Freedom Income	9,458	9,373
*	Fidelity Investments	Fidelity Freedom 2000	136,060	130,646
*	Fidelity Investments	Fidelity Freedom 2010	76,936	73,296
*	Fidelity Investments	Fidelity Freedom 2020	25,767	23,722
*	Fidelity Investments	Fidelity Freedom 2030	50,159	44,031
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	489,036	489,036
*	Fidelity Investments	Spartan U.S. Equity Index	353,034	285,513
*	Fidelity Investments	Fidelity U.S. Bond Index	119,883	120,583
		Participant loans receivable (interest rates ranging from 5.00% to 10.50%)	59,383	59,383

			$3,414,467	$2,725,397

* Identified as a party-in-interest to the Plan

^ Nonparticipant directed

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES’ SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of	Including Maturity Date,
	Issue, Borrower,	Rate of Interest,
	Lessor or	Collateral, Par		Fair
	Similar Party	or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A^	$135,019	$36,513
*	Fidelity Investments	Conexant Stock Fund B	358,466	76,173
*	Fidelity Investments	Skyworks Stock Fund	835,293	198,875
	Franklin Resources, Inc.	Franklin Small-Cap Growth	3,505	2,244
*	Fidelity Investments	Fidelity Fund	8,330	6,193
*	Fidelity Investments	Fidelity Growth Company	42,219	23,955
*	Fidelity Investments	Fidelity OTC Portfolio	13,006	9,396
*	Fidelity Investments	Fidelity Equity Income	171,522	136,131
*	Fidelity Investments	Fidelity Emerging Markets	21,309	16,463
*	Fidelity Investments	Fidelity Diversified International	158,941	124,519
*	Fidelity Investments	Fidelity Dividend Growth	426,942	337,672
*	Fidelity Investments	Fidelity Mid-Cap Stock	301,005	203,196
*	Fidelity Investments	Fidelity Freedom Income	9,335	8,733
*	Fidelity Investments	Fidelity Freedom 2000	135,851	121,778
*	Fidelity Investments	Fidelity Freedom 2010	88,508	73,935
*	Fidelity Investments	Fidelity Freedom 2020	22,772	16,745
*	Fidelity Investments	Fidelity Freedom 2030	49,811	34,452
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	345,770	345,770
*	Fidelity Investments	Spartan U.S. Equity Index	353,034	240,523
*	Fidelity Investments	Fidelity U.S. Bond Index	119,883	126,354
		Participant loans receivable (interest rates ranging from 7.75% to 10.50%)	143,276	143,276

			$3,743,797	$2,282,896

* Identified as a party-in-interest to the Plan

^ Nonparticipant directed

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. HOURLY EMPLOYEES’
SAVINGS PLAN

Date: June 23, 2004	By: /s/ Robert McMullan Robert McMullan
Senior Vice President and
Chief Financial Officer of Conexant
Systems, Inc. and Member of the Plan
Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm
99	Certification pursuant to 18 U.S.C Section 1350